TRANSGLOBE ENERGY CORPORATION ANNOUNCES AGM VOTING RESULTS

AND CONFIRMATION OF BOARD CHANGES

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, May 12, 2022 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its AGM voting results.

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The following sets forth a brief description of each matter voted upon at the annual general meeting (the "Meeting") of the holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held on May 11, 2022 and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For (ballots only)	Votes Against or Withheld (ballots only)
1.Ordinary resolution fixing the number of directors of TransGlobe to be elected at the Meeting at five (5).	Approved	29,545,620 98.73%	379,496 1.27%

2.Ordinary resolution electing the following nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as more particularly described in the information circular of TransGlobe dated April 8, 2022 (the "Information Circular"):

David B. Cook	Approved	25,225,311 84.29%	4,699,805 15.71%
Randall C. Neely		25,602,635 85.56%	4,322,481 14.44%
Jennifer Kaufield		25,813,679 86.23%	4,121,542 13.77%
Edward D. LaFehr		26,215,266 87.60%	3,709,850 12.40%
Timothy R. Marchant		18,253,841 61.00%	11,671,275 39.00%

Description of Matter	Outcome of Vote	Votes For (ballots only)	Votes Against or Withheld (ballots only)
3.Ordinary resolution appointing Deloitte LLP, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such.	Approved	40,220,102 99.35%	265,094 0.65%

4. Advisory resolution accepting the Company's approach to executive compensation, as described in the Information Circular.	Approved	25,982,656 86.83%	3,942,459 13.17%

Mr. Ross Clarkson, founder and past CEO and President of TransGlobe, decided not to stand for re-election at this year’s shareholder meeting. Mr. Clarkson has had a longstanding, positive collaboration with the senior management and the Board of Directors. His decision to not stand was driven by the preliminary voting results of the shareholders at the upcoming AGM.

From Randy Neely, President & CEO, and Director:

“On behalf of the Board and Management, I would like to personally thank Ross for his nearly three decades of strategic leadership and commitment to the organization he founded. Ross was instrumental in stewarding TransGlobe Energy through many challenges and successes with integrity and vision. Under Ross’s leadership and guidance, TransGlobe transformed from a start-up exploration company to a 13,000 boed producer with two profitable business units in Egypt and Canada, an unlevered balance sheet and well positioned to participate in stronger commodity prices. Having the founding CEO on the Board of Directors was an invaluable resource for me and Ross’s deep expertise, along with his sage advice, will be sorely missed by everyone at TransGlobe.”

About TransGlobe

TransGlobe Energy Corporation is a cashflow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090